FOR IMMEDIATE RELEASE              Contacts:    Pamela Sherry
                                                LabCorp
                                                (910) 584-5171
                                                Ext. 6768

                                                Elizabeth Long
                                                AutoCyte
                                                (910) 584-0250


            LABORATORY CORPORATION OF AMERICA-TM- CEO JAMES B. POWELL
                ANNOUNCES DEPARTURE TO JOIN AUTOCYTE, INC. AS CEO


BURLINGTON, NC, JANUARY 6, 1997 -- Laboratory Corporation of America-TM-Holdings (NYSE: LH) (LabCorp-TM-) and AutoCyte, Inc. reported today that James
B. Powell, MD, President and Chief Executive Officer of LabCorp, has announced his intention to leave LabCorp to become Chief Executive Officer of AutoCyte, Inc. Dr. Powell will continue to serve on LabCorp's Board of Directors and will also serve as a consultant to LabCorp. His successor will be announced by LabCorp in a separate release on January 7. The change has no association with the recent settlement with the U.S. government.

AutoCyte, Inc. is a new cancer diagnostic company in which Dr. Powell is a principal investor. A spinoff from Hoffmann La Roche Inc. (Roche), AutoCyte is focused on the development of advanced automated pap smear technology. In addition to Dr. Powell and Roche, the Company's major investors include Ampersand Ventures and Sprout Group, two leading venture capital firms.

LabCorp Chairman Thomas P. Mac Mahon credited Dr. Powell and LabCorp management with accomplishing the merger between Roche Biomedical Laboratories, Inc. and National Health Laboratories Holdings Inc. that formed LabCorp 20 months ago, with attaining $120 million in merger-related synergies and with reaching a settlement with the federal government in a difficult environment for the laboratory industry. Mr. Mac Mahon said, "We especially thank Dr. Powell for delaying his departure until these goals were achieved."

Mr. Mac Mahon further stated, "Jim has made a splendid contribution to LabCorp at a critical stage in its merger process. Since the merger began 20 months ago, Jim and I have explored his desire to pursue something more entrepreneurial which also draws upon his background as a pathologist. Roche's recent decision to spinoff AutoCyte, with which Jim was involved during his tenure at Roche Biomedical Laboratories prior to the LabCorp merger in 1995, presents a perfect opportunity."

Laboratory Corporation of America-TM-Holdings (LabCorp-TM-) is a national clinical laboratory organization formed April 28, 1995 by the merger of Roche Biomedical Laboratories, Inc. and National Health Laboratories Holdings Inc. LabCorp has estimated annualized revenues of $1.6 billion. It operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analysis to more sophisticated technologies.
LabCorp performs diagnostic tests for physicians, managed care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.
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